United States Securities and Exchange Commission
Washington, DC 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-00815
DuPont 401(k) and Profit Sharing Plan
(Full title of plan)
E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898
(Name and Address of Principal Executive Office of Issuer)

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, E. I. du Pont de Nemours and Company has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

DuPont 401(k) and Profit Sharing Plan Dated: June 29, 2009
By:	/s/ Robert Slone
Robert Slone
Director of Global Rewards, Policy & Strategy and US Delivery

DuPont 401(k) and Profit Sharing Plan
Index to Financial Statements and Supplemental Schedule

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of DuPont 401(k) and Profit Sharing Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of DuPont 401(k) and Profit Sharing Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/S/ PRICEWATERHOUSECOOPERS LLP
Philadelphia, Pennsylvania
June 29, 2009

DuPont 401(k) and Profit Sharing Plan
Statement of Net Assets Available for Benefits
As of December 31, 2008 and 2007

	2008	2007
Assets:
Investments at fair value:
Plan interest in DuPont and Related Companies
Defined Contribution Plan Master Trust	$5,715,289	$—
Company stock fund	289,890	684,674
Mutual funds	115,781	9,380,124
Common collective trust funds	—	4,308,795
Participant loans	720,736	225,841

Total investments	6,841,696	14,599,434

Receivables:
Participants’ contributions	12,253	27,057
Employer’s contributions	200,289	241,032
Dividends and interest	1,454	533

Total receivables	213,996	268,622

Cash	10,185,713	194,227

Net assets available for benefits, at fair value	17,241,405	15,062,283

Adjustment from fair value to contract value for interest in Master Trust and common collective trust relating to fully benefit-responsive investment contacts	29,525	28,073

Net assets available for benefits	$17,270,930	$15,090,356

The accompanying notes are an integral part of these financial statements.

DuPont 401(k) and Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2008 and 2007

	2008	2007
Additions:
Investment income:
Interest income	$23,348	$17,340
Dividend income	51,347	947,720

Investment income	74,695	965,060

Contributions:
Participants’ contributions	1,915,956	2,055,393
Employer’s contributions	1,118,762	1,229,854
Rollovers	175,328	53,080

Total contributions	3,210,046	3,338,327

Total additions	3,284,741	4,303,387

Deductions:
Net depreciation in fair value of investments	1,305,657	295,663
Net investment loss from interest in DuPont and Related Companies Defined Contribution Plan Master Trust	3,104,000	—
Benefits paid to participants	1,602,730	997,028
Administrative expenses	25,260	3,140

Total deductions	6,037,647	1,295,831

Asset transfers in	10,756,450	—
Asset transfers out	(5,822,970)	—

Net increase	2,180,574	3,007,556

Net assets available for benefits:
Beginning of year	15,090,356	12,082,800

End of year	$17,270,930	$15,090,356

The accompanying notes are an integral part of these financial statements.

DuPont 401(k) and Profit Sharing Plan
Notes to Financial Statements
December 31, 2008 and 2007
NOTE 1 — DESCRIPTION OF THE PLAN
The following description of the DuPont 401(k) and Profit Sharing Plan (“DuPont 401(k)” or the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan, which became effective January 1, 2003, is sponsored by E. I. du Pont de Nemours and Company (“Plan Sponsor”). Eligible employees of the Plan Sponsor’s subsidiaries or general partnerships, which have adopted the Plan with the Plan Sponsor’s approval, are eligible to participate in the Plan. As of December 31, 2008, DuPont Liqui-box Corporation, and Building Media, Inc. (collectively the “Company” or the “Employer”) have adopted the Plan.
Eligible employees of DuPont Authentication, Inc. (“DuPont Authentication”) and DuPont Displays, Inc. (“DuPont Displays”) were part of the plan in 2008. However, effective December 31, 2008, these companies adopted the DuPont Savings and Investment Plan (“SIP Plan”) for their active employees. As part of the change the participant investments in the DuPont 401(k) were transferred to the SIP Plan.
Effective at close of day December 31, 2008, the assets of the Liqui-Box Corporation Employees’ Profit Sharing and Salary Deferral Plan (“Liqui-box Plan”) were merged into the Plan. At the time of the merger, participants of the Liqui-box Plan became part of the Plan.
Administration
The Plan Administrator is the Benefit Plan Administrative Committee, whose members are appointed by the Company. The Savings Plan Investment Committee (the “Committee”), whose members are also appointed by the Company has responsibility for selecting and overseeing the plan investments. The Company holds authority to appoint trustees and has designated Merrill Lynch Trust Company of America (“Merrill Lynch”) and Northern Trust Corporation (“Northern Trust”) as trustees for the Plan. Merrill Lynch also provides recordkeeping and participant services.
Effective January 28, 2008, the Plan entered into a Master Trust Agreement with Northern Trust to establish a DuPont and Related Companies Defined Contribution Plan Master Trust (“Master Trust”). The objective of the new Master Trust is to allow participants from affiliated plans to invest in several custom designed investment choices through separately managed accounts. DuPont Capital Management Corporation (“DCMC”), a registered investment adviser and wholly-owned subsidiary of DuPont, has responsibility to oversee the investments’ managers and evaluate funds’ performances under the Master Trust, except for the Stable Value Fund, which is managed by DCMC.
Effective January 28, 2008, the Plan’s investment elections offered prior to 2008, with the exception of the Company Stock, were closed to new contributions. Participants were allowed to hold balances in some of the closed funds until April 2009, or transfer out some or all of the balances at any time, but were not permitted to invest additional contributions or request a fund transfer into these funds.
When the new investment choices became available, the following funds were liquidated and re-invested in similar predetermined investment funds in the Master Trust or in accordance with selections made at the discretion of each participant:

DuPont 401(k) and Profit Sharing Plan
Notes to Financial Statements
December 31, 2008 and 2007
•	Blackrock Balanced Capital Fund Class I

•	MFS Total Return Fund Class A

•	Merrill Lynch Retirement Preservation Trust

•	Merrill Lynch Small Capital Index CT Tier 2

•	Merrill Lynch Equity Index TR Tier 6

•	Merrill Lynch International Index CT Tier 2
Merrill Lynch remained as the trustee for the balances in the closed funds, the Company Stock, and a new Participant-directed Brokerage Account.
Eligibility
All employees of the Company are eligible to participate except any employee whose compensation and conditions of employment are covered by a collective bargaining agreement to which the Company is a party unless the agreement calls for the employee’s participation in the Plan or an employee whose services are leased from another company. Participation begins the first day of employment.
Contributions
Each year, participants may contribute between 1% to 75% of their eligible earnings, as defined by the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company will make a matching contribution of 100% of the first 3% of eligible earnings that a participant contributes to the Plan plus an additional matching contribution of 50% of any contributions that exceed 3% but do not exceed 5% of the participant’s eligible compensation. Contributions to the Plan are subject to certain limits imposed by the Internal Revenue Service (“IRS”) and the Plan terms.
In addition, the Plan permits each participating Company to make a discretionary profit sharing contribution for the benefit of their eligible employees. Any employee of such participating company who is actively employed on the last day of the Plan year or who retired, died, or became disabled during the Plan year will receive an allocation based on the ratio that the participant’s compensation bears to the total compensation of all eligible participants. For the year ended December 31, 2008 and 2007, a contribution of $194,067 and $198,600 respectively, was made to the Plan for the benefit of eligible employees of DuPont Liqui-Box Corporation.
Currently, participants can direct the investment of the contributions into various investment options offered by the Plan. The Plan currently offers 5 passively managed index funds, 7 actively managed custom-designed funds, 12 target retirement funds, the Company Stock, and a self-directed brokerage account where participants can choose from approximately 1,300 funds from 70 mutual fund families.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balance, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

DuPont 401(k) and Profit Sharing Plan
Notes to Financial Statements
December 31, 2008 and 2007
Vesting
Participants are immediately vested in their contributions and Company matching contributions plus actual earnings thereon. A participant’s vested interest in the Company’s profit sharing contributions and the related earnings are determined using the following table:

Years of Service	Vested Percent
immediately upon participation	0%
1	33%
2	66%
3 or more	100%
In addition, a participant becomes 100% vested in all contributions upon attainment of normal retirement age (age 59 1/2 ) or disability or death while employed by the Company.
Participant Loans
Participants may borrow from their 401(k) and matching fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (less the participant’s highest outstanding loan balance during the previous twelve months) or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5% to 9.25%, which are commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions. A maximum of one loan per participant may be outstanding at any time and loan maturities cannot exceed five years, except for loans made to purchase a primary residence, in which case the maturity cannot exceed ten years.
Payment of Benefits
A withdrawal of all or a portion of a participant’s account may be made by the participant after attaining age 59 1/2. Withdrawals of employee contributions for undue financial hardship are also permitted. Upon termination, retirement, death, or disability, a participant may elect to receive the value of their vested balances, in accordance with the provisions of the Plan, in a lump-sum distribution or in installments, payable in cash or in kind, or part in cash and part in kind.
Forfeited Accounts
Forfeitures will be used, as defined in the Plan, to pay administrative expenses and may offset the amount of future Company contributions. During the year ended December 31, 2008, forfeitures amounting to $19,178 were used to pay administrative expenses of the Plan. There were no such forfeited amounts used during the Plan year ended December 31, 2007. At December 31, 2008 and 2007, forfeited non-vested accounts totaled $1,427 and $17,463 respectively.
Administrative Expenses
Expenses of administering the Plan, at the election of the Company, may be paid by the Plan. For the years ended December 31, 2008 and 2007 the Plan paid $25,260 and $3,140, respectively, in administrative expenses of the Plan including various recordkeeping services. Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investments can be included in the cost of such securities or investments or deducted from the sales proceeds.

DuPont 401(k) and Profit Sharing Plan
Notes to Financial Statements
December 31, 2008 and 2007
NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).
Shares of registered investment companies (“mutual funds”) are valued at the net asset value of shares held by the Plan at year-end. Shares of the Company Stock are valued at year-end unit closing price (defined as the year-end market price of common stock plus uninvested cash position). Units held in common collective trusts (“CCT’s”) are valued at the unit value as reported at year-end. Participant loans are valued at their outstanding balances, which approximate fair value.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Audit Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value rather than contract value, with an offsetting asset or liability in the Statement of Net Assets Available for Benefits. This applies even when the contracts are not held directly by the Plan but are underlying assets in the master trust investments held by the Plan. As required by the FSP, the Plan interest in the Master Trust related to fully benefit-responsive contracts are stated at fair value with an adjustment to contract value in the Statement of Net Assets Available for Benefits. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.
Payment of Benefits
Benefits are recorded when paid.
Accounting Standard Issued Not Yet Adopted
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (“SFAS 161”). Effective for fiscal years beginning after November 15, 2008, the new standard requires enhanced disclosures about derivative and hedging activities that are intended to better convey the purpose of derivative use and the risks managed. SFAS 161 will not affect the Plan’s net assets available for benefits or changes in net assets available for benefits. The new standard solely affects the disclosure of information.

DuPont 401(k) and Profit Sharing Plan
Notes to Financial Statements
December 31, 2008 and 2007
NOTE 3 — INVESTMENTS
The following table presents investments that represent 5% or more of the Plan’s net assets:

	2008	2007
Plan interest in DuPont and Related Companies
Defined Contribution Plan Master Trust***	$5,715,289	$—
Merrill Lynch Retirement Preservation Trust**	—	3,119,183
MFS Total Return Fund**	—	1,122,293
Templeton Growth Fund*	3,769	1,115,862
Franklin Balance Sheet Investment Fund Adv Class*	4,688	1,642,177
Blackrock Basic Value Fund Class I*	2,708	996,001
Franklin Small-Mid Cap Growth Fund Adv Class*	3,711	765,693

*	Investment represents less than 5% of Net Assets as of December 31, 2008.

**	Investment was not part of the Plan assets as of December 31, 2008.

***	Investment was not part of the Plan assets as of December 31, 2007.
During the years ended December 31, 2008, and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,305,657 and $295,663 respectively, as follows:

	2008	2007
Company stocks	$(307,823)	$(73,502)
Mutual funds	(867,887)	(275,900)
Common collective trust funds	(102,827)	53,739
Participant-directed Brokerage Account	(27,120)	—

	$(1,305,657)	$(295,663)

For the year ended December 31, 2008, the Plan’s net investment loss from interest in the Master Trust amounted to $3,104,000.
NOTE 4 — INTEREST IN MASTER TRUST
As previously described, effective January 28, 2008 the Plan entered into a Master Trust Agreement with Northern Trust to establish a new Master Trust. This Master Trust contains several actively managed investments pools, and commingled index funds offered to participants as “core investment options” and “age-targeted options”. The investment pools are administered by different investment managers through separately managed accounts at Northern Trust.
As of December 31, 2008, the Master Trust includes the assets of the following plans:
•	Savings and Investment Plan of E.I. du Pont the Nemours and Company

•	DuPont 401(k) and Profit Sharing Plan

•	Thrift and Savings Plan for Employees of Sentinel Transportation, LLC

DuPont 401(k) and Profit Sharing Plan
Notes to Financial Statements
December 31, 2008 and 2007
To participate in the Master Trust, affiliates who sponsor qualified savings plans and who have adopted the Master Trust Agreement are required to make payments to the Trustee of designated portions of employees’ savings and other contributions by the affiliate. Investment income relating to the Master Trust is allocated proportionately by investment fund to the plans within the Master Trust based on the plan’s interest to the total fair value of the Master Trust investment funds. The Plan’s undivided interest in the Master Trust is .08% as of December 31, 2008.
Master Trust Investments
The investments of the Master Trust are reported at fair value. Purchases and sales of the investments within the Master Trust are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
Cash and short-term investments include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest.
Mutual funds are valued at the net asset value of shares held by the Master Trust at year-end. Units held in common collective trusts are valued at the unit value as reported by the Master Trust at year-end.
Common stock, preferred stock, fixed income securities, options and futures traded in active markets on national and international securities exchanges are valued at closing prices on the last business day of each period presented. Securities traded in markets that are not considered active are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Securities that trade infrequently and therefore have little or no price transparency are valued using the trustees’ or investment managers’ best estimates.
Forward foreign currency contracts are valued at fair value, as determined by the trustee (or independent third parties on behalf of the Master Trust), using quoted forward foreign currency exchange rates. At the end of each period presented, open contracts are valued at the current forward foreign currency exchange rates, and the change in market value is recorded as an unrealized gain or loss. When the contract is closed or delivery taken, the Master Trust records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.
Swap contracts are valued at fair value, as determined by the Master Trust (or independent third parties on behalf of the Master Trust) utilizing pricing models and taking into consideration exchange quotations on underlying instruments, dealer quotations and other market information.
Investments denominated in currencies other than the U.S. dollar are converted using exchange rates prevailing at the end of the periods presented. Purchases and sales of such investments are translated at the rate of exchange on the respective dates of such transactions.
Money market funds are valued using the amortized cost method which approximates their fair value.
As provided in the FSP, an investment contract is generally required to be reported at fair value, rather than contract value, to the extent it is fully benefit-responsive. The fair value of the guaranteed investment contracts (“GIC’s”) is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The fair value of synthetic GIC’s is determined using the market price of the underlying securities and the fair value of the investment contract (“wrapper”). The fair value of the wrapper is determined using a discounted cash flow model which considers recent rebids, discount rates and the duration of the underlying portfolio.

DuPont 401(k) and Profit Sharing Plan
Notes to Financial Statements
December 31, 2008 and 2007
The following presents the Master Trust’s net assets at December 31, 2008:

2008
Assets
Investments, at fair value
Common stocks	$671,342,429
Preferred stocks	1,885,459
Fixed income securities	25,532,985
Mutual funds	74,024,212
Common collective trusts	771,047,331
Investment contracts	5,302,911,435
Cash and short term investments	14,935,899

Total investments	6,861,679,750

Cash	100,393
Receivables for securities sold	779,964
Unrealized appreciation on forward exchange contracts	1,241,407
Accrued income	1,389,690
Other assets	10,828

Total assets	6,865,202,032

Liabilities
Payables for securities purchased	11,803,899
Accrued expenses	2,989,973
Other liabilities	354,181

Total liabilities	15,148,053

Master Trust net assets, at fair value	6,850,053,979
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	88,536,686

Master Trust net assets	$6,938,590,665

DuPont 401(k) and Profit Sharing Plan
Notes to Financial Statements
December 31, 2008 and 2007
The following presents net investment loss for the Master Trust for the year ended December 31, 2008:

2008
Change in net appreciation (depreciation) in fair value of investments:
Investments, at market value
Common stocks	$(454,080,361)
Preferred stocks	(606,243)
Mutual funds	(36,987,497)
Commingled funds	(295,708,830)
Fixed income securities	(2,411,350)
Other	19,657
Net foreign currency exchange losses	(1,660,366)
Net depreciation on swap agreements	(68,412)
Net appreciation on forward exchange contracts	2,001,809
Net appreciation on futures contracts	876,102

Total decrease from investments	(788,625,491)

Investment income (expense):
Interest	283,913,122
Dividends	18,144,929
Administrative expenses	(7,859,207)

Net investment loss	$(494,426,647)

Investments of the Master Trust that represent 5% or more of the Master Trust assets as of December 31, 2008 were as follows:

2008
Underlying Assets on Synthetic GIC’s
GEM Trust Short Duration	$648,401,561
GEM Trust Risk-Controlled 1	637,726,645
GEM Trust Risk-Controlled 2	619,754,004
GEM Trust Opportunistic 1	495,476,947
GEM Trust Opportunistic 2	647,202,659
GEM Trust Opportunistic 3	525,796,789
PIMCO Low Duration Fund	556,523,428
Description of the Master Trust’s Investment Contracts
The Master Trust’s Stable Value Fund invests in traditional GIC’s, and synthetic GIC’s, which are backed by fixed income assets. The crediting interest rates on investment contracts ranged from 3.32% to 5.83% for the year ended December 31, 2008. The weighted average credited interest rate of return of the investment contracts based on the interest rate credited to participants was 4.28% for the year ended December 31, 2008. The weighted average yield of the investment contracts based on the actual earnings of underlying assets in the Master Trust was 4.83% for the year ended December 31, 2008.

DuPont 401(k) and Profit Sharing Plan
Notes to Financial Statements
December 31, 2008 and 2007
For traditional GIC’s the insurer maintains the assets in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Synthetic GIC’s, backed by underlying assets, provide for a guaranteed return on principal and accrued interest over a specified period of time (i.e., period of time before the crediting rate reset) through benefit-responsive wrapper contracts issued by a third party assuming that the underlying assets meet the requirements of the GIC.
The contract or crediting rates for certain stable value investment contracts are reset six times per year and are based on the performance of the portfolio of assets underlying these contracts. Inputs used to determine the crediting rate include each contract’s portfolio market value of fixed income assets, current yield-to-maturity, duration (similar to weighted average life) and market value relative to contract value. All contracts have a guaranteed rate of at least 0% or higher with respect to determining interest rate resets. There are no reserves against contract value for credit risk of the contract issuer or otherwise.
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value for plan permitted benefit payments. Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (i.e. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
Based on certain events specified in fully benefit-responsive investment contracts (i.e., GICs, and synthetic GICs), both the Plan/Trust and issuers of such investment contracts are permitted to terminate the investment contracts. If applicable, such terminations can occur prior to the scheduled maturity date.
Examples of termination events that permit issuers to terminate investment contracts include the following:
•	The Plan Sponsor’s receipt of a final determination notice from the Internal Revenue Service that the Plan does not qualify under Section 401(a) of the Code.

•	The Trust ceases to be exempt from federal income taxation under Section 501(a) of the Code.

•	The Plan/Trust or its representative breaches material obligations under the investment contract such as a failure to satisfy its fee payment obligations.

•	The Plan/Trust or its representative makes a material misrepresentation.

•	The Plan/Trust makes a material amendment to the Plan/Trust and/or the amendment adversely impacts the issuer.

•	The Plan/Trust, without the issuer’s consent, attempts to assign its interest in the investment contract.

•	The balance of the contract value is zero or immaterial.

•	Mutual consent.

•	The termination event is not cured within a reasonable time period, i.e., 30 days.

DuPont 401(k) and Profit Sharing Plan
Notes to Financial Statements
December 31, 2008 and 2007
For synthetic GICs, additional termination events include the following:
•	The investment manager of the underlying securities is replaced without the prior written consent by the issuer.

•	The underlying securities are managed in a way that does not comply with the investment guidelines.
At termination, the contract value is adjusted to reflect a discounted value based on surrender charges or other penalties for GICs.
For synthetic GICs, termination is at market value of the underlying securities less unpaid issuer fees or charges. If the termination event is not material based on industry standards, it may be possible for the Plan/Trust to exercise its right to require the issuer that initiated the termination to extend the investment contract for a period no greater than what it takes to immunize the underlying securities and/or it may be possible to replace the issuer of a synthetic GIC that terminates the contract with another synthetic GIC issuer. Both options help maintain the stable contract value.
Financial Instruments with Off-Balance-Sheet Risk in the Master Trust
In accordance with the investment strategy of the managed accounts, the Master Trust’s investment managers execute transactions in various financial instruments that may give rise to varying degrees of off-balance-sheet market and credit risk. These instruments can be executed on an exchange or negotiated in the OTC market. These financial instruments include futures, forward settlement contracts, swap and option contracts.
Swap contracts include interest rate swap contracts which involve an agreement to exchange periodic interest payment streams (typically fixed vs. variable) calculated on an agreed upon periodic interest rate multiplied by a predetermined notional principal amount.
Market risk arises from the potential for changes in value of financial instruments resulting from fluctuations in interest and foreign exchange rates and in prices of debt and equity securities. The gross notional (or contractual) amounts used to express the volume of these transactions do not necessarily represent the amounts potentially subject to market risk. In many cases, these financial instruments serve to reduce, rather than increase, the Trust’s exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The Trust’s investment managers generally limit the Trust’s market risk by holding or purchasing offsetting positions.
As a writer of option contracts, the Master Trust receives a premium to become obligated to buy or sell financial instruments for a period of time at the holder’s option. During this period, the Trust bears the risk of an unfavorable change in the market value of the financial instrument underlying the option, but has no credit risk, as the counterparty has no performance obligation to the Trust once it has paid its cash premium.
The Master Trust is subject to credit risk of counterparty nonperformance on derivative contracts in a gain position, except for written options, which obligate the Trust to perform and do not give rise to any counterparty credit risk.

DuPont 401(k) and Profit Sharing Plan
Notes to Financial Statements
December 31, 2008 and 2007
NOTE 5 — FAIR VALUE MEASUREMENTS
On January 1, 2008, the Plan adopted SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:
Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2 — Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly. Inputs on assets and liabilities with contractual terms must be observable for substantially the full contract term;
Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Fair value calculations may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

DuPont 401(k) and Profit Sharing Plan
Notes to Financial Statements
December 31, 2008 and 2007
The following tables present the fair values of the Plan and Master Trust investment asset and liabilities by level within the fair value hierarchy, as of December 31, 2008.

	Investment Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Plan’s investments, excluding interest in Master Trust:
Company stocks	$289,890	$—	$—	$289,890
Mutual funds	115,781	—	—	115,781
Participant loans	—	—	720,736	720,736

Total Plan’s investments	$405,671	$—	$720,736	$1,126,407

Master Trust’s investments:
Common stocks	669,061,967	2,280,462	—	671,342,429
Preferred stocks	1,885,459	—	—	1,885,459
Fixed income securities	—	25,532,985	—	25,532,985
Mutual funds	74,024,212	—	—	74,024,212
Common collective trusts	—	771,047,331	—	771,047,331
Investment contracts:
Traditional GIC’s	—	924,277,687	—	924,277,687
Wrapper contracts	—	102,373,613	—	102,373,613
Underlying assets on synthetic GIC’s*	556,523,428	3,719,736,707	—	4,276,260,135
Cash and short term investments	—	14,935,899	—	14,935,899

Total Trust investments assets	1,301,495,066	5,560,184,684	—	6,861,679,750

Other financial instruments**	(42,394)	1,202,452	—	1,160,058

Total Master Trust assets	$1,301,452,672	$5,561,387,136	$—	$6,862,839,808

*	Underlying assets on synthetic GIC’s fixed income securities, commingled funds, and mutual funds

**	Other financial instruments include swaps, forwards, futures and options.
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investment assets for the year ended December 31, 2008:

Participant
loans
Balance, beginning of year	$225,841
Purchases, sales, issuances, maturities, and settlements (net)	494,895

Balance, end of year	$720,736

NOTE 6 — ASSET TRANSFERS
Asset transfers in of $10,756,450 for the year ended December 31, 2008 represent the assets from the Liqui-box Plan that were merged with the Plan at December 31, 2008. All Liqui-box Plan investments were liquidated at fair value and cash proceeds amounting to $10,182,284 and participant loans balances totaling $574,166 were transferred into the Plan as of the effective date of the merger.

DuPont 401(k) and Profit Sharing Plan
Notes to Financial Statements
December 31, 2008 and 2007
Asset transfers out of the Plan for the year ended December 31, 2008 of $5,822,970, represent participant investment account balances attributable to employees from DuPont Displays and DuPont Authentication that transferred to the DuPont SIP Plan.
NOTE 7 — TAX STATUS
At the Plan inception the Plan Sponsor adopted the Merrill Lynch Prototype Non-Standardized Profit Sharing Plan with Cash or Deferred Arrangement (the “Merrill Lynch Prototype Plan”). The Merrill Lynch Prototype Plan received an Opinion Letter from the Internal Revenue Service dated June 4, 2002 stating that the form of the Plan was acceptable under section 401 of the Internal Revenue Code (“IRC”) for use by employers for the benefit of their employees. In 2007, the Plan was amended and became a “Custom Plan” and therefore is not longer covered under the Merrill Lynch Prototype Plan Opinion Letter. However, the Plan administrator believes that the Plan is currently designed and operated in accordance with the applicable sections of the Code. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements.
NOTE 8 — RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of mutual funds and units of common collective trust funds managed by Merrill Lynch, the Trustee. In addition, the Plan offers DuPont stock as an investment option. At December 31, 2008 the Plan held 11,458 shares of DuPont common stock valued at $289,890. At December 31, 2007 the Plan held 15,529 shares of DuPont common stock valued at $684,674. The Plan purchased $248,373 and $217,008 of stock during the years ended December 31, 2008 and 2007, respectively. The Plan sold $182,617 and $78,513 of stock during the years ended December 31, 2008 and 2007, respectively. As part of the asset transfers to the SIP Plan at the end of the year, the Plan transferred 5,996 shares of DuPont common stock valued at $151,688. Transactions in these investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA.
Also, the Master Trust Stable Value Fund assets are managed by DCMC, under the terms of an investment management agreement between DCMC and the Company. DCMC hires additional investment managers to manage a portion of the fixed income assets backing synthetic GIC’s allocated to the Stable Value Fund. The amount of DCMC fees accrued and paid by the Stable Value fund was $2,124,557 and $2,198,464 for the years ended December 31, 2008 and December 31, 2007, respectively. These investments qualify as party-in-interest transactions, which are exempt from prohibited transaction rules of ERISA.
NOTE 9 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to the Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$17,270,930	$15,090,356
Adjustment from contract value to fair value for interest in the Master Trust and common collective trust related to fully benefit-responsive investment contacts	(29,525)	(28,073)

Net assets available for benefits per the Form 5500	$17,241,405	$15,062,283

DuPont 401(k) and Profit Sharing Plan
Notes to Financial Statements
December 31, 2008 and 2007
The following is a reconciliation of CCT’s loss per the financial statements for the year ended December 31, 2008 to the Form 5500:

2008
Net loss from common collective trusts included in the financial statements:	$(102,827)
2007 adjustment from contract value to fair value for fully benefit-responsive investment contracts	28,073

Net loss from common collective trusts per the Form 5500	$(74,754)

The following is a reconciliation of Master Trust gain per the financial statements for the year ended December 31, 2008 to the Form 5500:

2008
Net depreciation in value of Master Trust included in the financial statements	$(3,104,000)
2008 adjustment from contract value to fair value for fully benefit-responsive investment contracts	(29,525)

Net depreciation in value of Master Trust per the Form 5500	$(3,133,525)

NOTE 10 — PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the profit sharing contributions.
NOTE 11 — RISKS AND UNCERTAINTIES
The Plan provides for various investment options, which include investments in any combination of equities, fixed income securities, individual guaranteed investment contracts, currency and commodities, futures, forwards, options and derivative contracts. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.
NOTE 12 — SUBSEQUENT EVENTS
Effective April 1, 2009 Coastal Training Technologies Corp., an affiliate of the Plan Sponsor, adopted the Plan for its employees. There were no assets transferred to the Plan as part of the adoption.

Supplemental Schedule

DuPont 401(k) and Profit Sharing Plan
Schedule of Assets (Held at End of Year) as of December 31, 2008
Form 5500, Schedule H, Part IV, Line I

(a)	(b)	(c)	(d)	(e)
				Current
	Identity of Issue	Description of Investment	Cost	Value
*	Blackrock International Value Fund Class I	Registered Investment Company	**	$37,583
*	Blackrock Fundamental Growth Fund Class I	Registered Investment Company	**	10,758
*	Blackrock Global Growth Fund Class I	Registered Investment Company	**	31,894
	Franklin Growth Fund Adv Class	Registered Investment Company	**	1,231
	Franklin Small-Mid Cap Growth Fund Adv Class	Registered Investment Company	**	3,711
	Templeton Institutional Fund	Registered Investment Company	**	14,687
	Templeton Growth Fund	Registered Investment Company	**	3,769
	AIM Constellation Fund Institutional	Registered Investment Company	**	386
	Franklin Balance Sheet Investment Fund Adv Class	Registered Investment Company	**	4,688
	MFS Research Fund	Registered Investment Company	**	4,366
*	Blackrock Basic Value Fund Class I	Registered Investment Company	**	2,708

	Total mutual funds			115,781

*	Plan interest in DuPont and Related Companies
	Defined Contribution Plan Master Trust	Master Trust	**	5,715,289

*	DuPont Company Stock	Company Stock Fund	**	289,890

*	Participant loans	5% to 9.25%
		Maturing from
		January 2009 - December 2013	**	720,736

	TOTAL ASSETS (Held at End of Year)			$6,841,696

*	Party-in-interest

**	Cost not required for participant directed investments